From: Art Harvey ⨯⨯⨯⨯⨯⨯⨯⨯⨯⨯
Subject: Distribution for Westlake!
Date: September 14, 2025 at 10:50 AM
To: ------------@gmail.com



Hey _____!

 Some good news on our effort to find the right distributor - we've finally agreed on a set of terms with Mexcor, one of the largest distributors in Texas! They also cover 5 other states - Florida, California, South Carolina, and Louisiana. Since a distribution agreement is pretty much a marriage, we're only assigning them our canned beer for northeast Texas at first to make sure they do a good job, but if things go smoothly we can easily add more territory in the future! I believe they'll make a good long-term distribution partner. Now that we've reached agreement on the terms, I expect us to sign with them in the coming days.

 I have decided that we do need to fundraise to support the channel with inventory, sales, & marketing, so that we don't just limp along with the trickle of funding that I could put into it. We were approached by an investor several weeks ago, so I began drafting an offering for them, but they've pushed all of their investments out until next year. I met with StartEngine, and they're really geared for $2M+ priced rounds - just their fees for setup and hosted were north of $30k. StartEngine advised me to reach out to WeFunder, which seems much better suited to raises in the range of what we're looking to do, and much faster on execution. So for the last few days I've been working up a draft for the raise through WeFunder. I think it's a great opportunity to fire up our fan base and generate a positive buzz about our expansion into distribution.

 Here's the WeFunder pitch we are using the test the waters: https://wefunder.com/westlake.brewing.company.   It's not open to the public, or for payments yet, only reservations until we file our Form C for the offering which hopefully will happen in the next week or two if we get some positive responses. WeFunder allows us to structure the offering where the "early bird" investors get better terms, which is pretty cool. They also group investors into a "Special Purpose Vehicle", which greatly simplifies the maintenance for us. Since it's pre-launch info, the SEC has a mandated disclaimer, which is here: https://help.wefunder.com/testing-the-waters-legal-disclosure. If you have any advice (or questions!) just let me know. Thanks for all of your support! I'd love to have you be a part of it.

Cheers!
- Art